A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

April 11, 2007

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Neoview Holdings, Inc. (the “Company”)

We were the auditors of the Company and on August 9, 2006 we reported on its financial statements for the year ended May 31, 2006 and on January 10, 2007 we reported on its financial statements for the six month period ended November 30, 2006.

Further to the request of the board of directors of the Company and pursuant to Regulation SB Item 304, we wish to advise that, based on our knowledge of information at this time, we agree with the information contained in the Company’s Form 8-K to which this letter is being filed as an exhibit.

Yours truly yours,

“Amisano Hanson”

AMISANO HANSON

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net